Exhibit 99.1

Electra Appoints Heather Smiles as Vice President, Investor Relations & Corporate Development

TORONTO--(BUSINESS WIRE)--January 15, 2024--Electra Battery Materials Corporation (NASDAQ: ELBM; TSX-V: ELBM) (“Electra” or the “Company”) is pleased to announce the appointment of Heather Smiles as Vice President, Investor Relations and Corporate Development.

In her role, Heather will be responsible for building and maintaining a strategic investor relations program and contributing to the advancement of our Company’s vision of becoming the leading North American refinery for electric vehicle battery materials. Heather previously served as Director, Investor Relations for Electra until 2019.

“We are excited to welcome Heather back to the team as we continue to negotiate the funding to complete construction of North America’s only battery grade cobalt refinery,” said Trent Mell, CEO. “We have reconfigured the leadership team with a focus on the bench strength required to transition the Company from developer to operator. At this crucial period of our strategic plan, Heather’s skills and history with the Company will be a strong asset to the senior leadership team. In addition to investor relations functions, Heather will play an important role in advancing discussions on strategic opportunities and partnerships.”

“Recent tightening of US EV tax credit eligibility to exclude EVs containing components from battery supply chain partners with 25% Chinese ownership further increases the need for supply chain onshoring,” Mell continued, “and Electra is uniquely positioned within North America to meet this need.”

“From inception, the focus for the Company has always been to onshore the battery supply chain,” said Heather Smiles, “and we have evolved over time from mineral exploration to battery materials refining. This is an exciting time to rejoin Electra and see the refinery brought into production. The Canadian cobalt refinery is the first of its kind in North America, unique in its ability to support the domestic EV industry.”

Heather brings with her nearly 15 years’ experience in investor relations, capital markets, strategic planning, and communications. She has previously worked with global metals and mining companies including Electra, Baffinland Iron Mines, and Golden Star Resources. She has a proven track record working with boards, executive teams and operations, analyzing business situations to develop and implement practical investor and stakeholder programs and strategies.

In accordance with its Long-Term Incentive Plan, the Company has issued 100,000 stock options. Long-term incentive grants are an important retention and incentive tool for key employees, and a mechanism to align interests with shareholders. The stock options grant holders the right to purchase common shares of Electra at an exercise price of $0.50 and will vest in three equal tranches on the first, second and third anniversary of the grant date over a four-year period. All grants are subject to the approval of the TSX Venture Exchange (the “TSXV”).

Update on Convertible Notes

Further to its news release dated December 1, 2023, Electra has received the approval of the TSXV as well as warrantholders, to amend the terms of 10,796,054 outstanding common share purchase warrants (the “Warrants”) issued on February 13, 2023 and due to expire on February 13, 2028. The Company has entered into a supplemental indenture to effect the amendment with TSX Trust Company, as warrant agent, to the warrant indenture governing the Warrants dated February 13, 2023 between the Company and the warrant agent. The Warrants were issued in connection with a private placement transaction for US$51 million in principal amount of 8.99% senior secured convertible notes due February 2028 (the “Notes”) that closed on February 13, 2023. When issued, the Warrants were exercisable at US$2.48 per common share.

Pursuant to the amendment, the exercise price of the Warrants was reduced to CAD$1.00 per common share. In addition, the Warrants were amended to include an acceleration clause such that the term of the Warrants will be reduced to 30 days (the “Reduced Term”) in the event the closing price of the common shares on the TSXV exceeds CAD$1.20 for ten consecutive trading dates (the “Acceleration Event”), with the Reduced Term to begin upon release of a press release by the Company within seven calendar days after such ten consecutive trading day period. Upon the occurrence of an Acceleration Event, warrantholders may exercise the Warrants on a cashless basis, based on the value of the Warrants at the time of exercise.

The amendment was agreed upon with the warrantholders following constructive negotiations and more closely aligns the terms of the Warrants with current market conditions. At the same time, certain pricing adjustment provisions in the Notes will not be exercised, and as a result, the Notes have not been re-priced at a lower exchange rate and no amendments have been made in respect of the debt conversion ratio. As a result, potential dilution in Company capitalization has been reduced in the event the Notes are converted into equity, while the cashless exercise feature added to the Warrants will serve to concurrently reduce the dilutive effect of future exercises of Warrants upon the occurrence of an Acceleration Event.

About Electra Battery Materials

Electra is a processor of low-carbon, ethically-sourced battery materials. Currently focused on developing North America’s only cobalt sulfate refinery and operating a black mass demonstration plant, Electra is executing a multipronged strategy to onshore the electric vehicle supply chain. Keys to its strategy are integrating black mass recycling and nickel sulfate production at Electra’s cobalt refinery located north of Toronto, advancing Iron Creek, its cobalt-copper exploration-stage project in the Idaho Cobalt Belt, and expanding cobalt sulfate processing into Bécancour, Quebec. For more information please visit www.ElectraBMC.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This news release may contain forward-looking statements and forward-looking information (together, “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, are forward-looking statements. Generally, forward-looking statements can be identified by the use of terminology such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words, or statements that certain actions, events or results “may”, “could”, “would”, “might”, “occur” or “be achieved”. Such forward-looking statements include, without limitation, statements regarding the potential for additional funding from the Federal government of Canada and the government of Ontario and the quantum and terms thereof, adjustments of interest rates on the occurrence of certain events which may impact the attributes of the notes and warrants issued under the Note offering, including but not limited to a “green bond” designation, and the effective conversion rate of the Notes and Warrants, which is subject to adjustment in certain circumstances. Forward-looking statements are based on certain assumptions, and involve risks, uncertainties and other factors that could cause actual results, performance, and opportunities to differ materially from those implied by such forward-looking statements. Among the bases for assumptions with respect to the potential for additional government funding are discussions and indications of support from government actors based on certain milestones being achieved. Factors that could cause actual results to differ materially from these forward-looking statements are set forth in the management discussion and analysis and other disclosures of risk factors for Electra Battery Materials Corporation, filed on SEDAR+ at www.sedarplus.com and with on EDGAR at www.sec.gov. Other factors that could lead actual results to differ materially include changes with respect to government or investor expectations or actions as compared to communicated intentions, and general macroeconomic and other trends that can affect levels of government or private investment. Although the Company believes that the information and assumptions used in preparing the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this news release, and no assurance can be given that such events will occur in the disclosed times frames or at all. Except where required by applicable law, the Company disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Contacts

Heather Smiles
Vice President, Investor Relations & Corporate Development
info@ElectraBMC.com
1.416.900.3891